

February 19, 2019

Via E-Mail

Richard Anslow
Ellenoff Grossman & Schole LLP
1345 Avenue of the Americas
New York, NY 10105

> **Re: MICT, Inc.**
> **Schedule TO-T filed on February 5, 2019**
> **Filed by BNN Technology PLC**
> **File No. 5-86541**

Dear Mr. Anslow:

The Office of Mergers and Acquisitions has conducted a limited review of the filing listed above. Our comments follow. All defined terms have the same meaning as in the Offer to Purchase included as Exhibit 99(a)(1)(A) to the Schedule TO-T.

Please respond to this letter by revising your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

General

1. Please provide your supplemental analysis as to why this tender offer is not the first step in a going private transaction. In this regard, we note that affiliates of the bidder own 14% of MICT and are tendering for an additional 20% of the outstanding common shares. The disclosure in the Offer to Purchase states that Nasdaq "may consider delisting the Shares if certain conditions are not met." In addition, GFH will acquire all Shares of MICT after the Offer under the terms of the more comprehensive Acquisition Agreement. We may have additional comments after reviewing your analysis.

2. See our comment above with reference to the broader Acquisition Agreement transaction, of which this Offer is only a part. Given that the Offer is required under the terms of the

Agreement and that GFH will ultimately acquire MICT after the Offer, tell us why additional bidders are not required on the Schedule TO-T (including but not limited to GFH). Please note that if additional bidders are added, each must individually satisfy the disclosure and dissemination requirements of Schedule TO.

3. Consider adding a chart or diagram that shows the post-Acquisition structure of the entities that are parties to the Acquisition Agreement, whether "before and after" or showing the multiple steps of the contemplated acquisition transactions.

4. Expand the disclosure in the Offer to Purchase to more thoroughly explain why the bidder is conducting this Offer and how it fits into the broader transactions contemplated by the Acquisition Agreement. We note in this regard that the Background of the Offer section (Section 11) in the Offer to Purchase is currently only two sentences long. Similarly, Section 12 (Plans for MICT) does not appear to describe the subsequent acquisition of MICT by GFH which we understand is contemplated by the Acquisition Agreement.

We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff. Please contact me at (202) 551- 3263 with any questions about these comments.

Sincerely,

/s/ Christina Chalk

Christina Chalk
Senior Special Counsel
Office of Mergers and Acquisitions